SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Preliminary and unaudited non-consolidated financial statements of Korea Electric Power Corporation (“KEPCO”) for the fiscal year 2008, all prepared in accordance with Korean GAAP are set forth below.

The translation of Korean Won amounts into U.S. dollar has been made at the rate of (Won)1,257.50 to US$1.00 at December 31, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd.

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED BALANCE SHEETS (Unaudited)

AS OF DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
Assets
Property, plant and equipment:	(Won)	49,295,683	(Won)	52,404,020	$41,673,177
Less: accumulated depreciation		(14,415,883)		(16,303,750)	(12,965,208)
Less: construction grants		(6,126,776)		(6,789,063)	(5,398,858)

		28,753,024		29,311,207	23,309,111
Construction in-progress		2,265,117		2,629,946	2,091,408

Net property, plant and equipment		31,018,141		31,941,153	25,400,519

Investments and other assets:
Investment securities		28,956,430		28,498,281	22,662,649
Long-term other accounts receivable, less allowance for doubtful accounts of (Won)13,066 in 2007 and (Won)11,775 million in 2008		1,293,500		1,170,688	930,964
Long-term loans		212,199		226,439	180,071
Intangible assets		208,295		195,951	155,826
Currency Swap		—		303,270	241,174
Other non-current assets		264,373		301,981	240,139

Total non-current assets		30,934,797		30,696,610	24,410,823

Current assets:
Cash and cash equivalents		189,346		219,222	174,332
Trade receivables, less allowance for doubtful accounts of (Won)52,406 million in 2007 and (Won)48,092 million in 2008		2,469,559		2,620,968	2,084,269
Other accounts receivable, less allowance for doubtful accounts of (Won)7,182 million in 2007 and (Won)6,824 million in 2008		447,450		674,309	536,230
Inventories		225,435		226,856	180,402
Deferred income tax assets, net		251,762		431,435	343,090
Other current assets		106,101		57,622	45,822

Total current assets		3,689,653		4,230,412	3,364,145

Total assets	(Won)	65,642,591	(Won)	66,868,175	$53,175,487

(Continued)

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED BALANCE SHEETS (Unaudited), CONTINUED

AS OF DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding - 641,567,712 shares in 2007 and 2008	(Won)	3,207,839	(Won)	3,207,839	$2,550,965
Capital surplus		14,555,890		14,556,185	11,575,495
Capital adjustments		(741,825)		(741,489)	(589,653)
Accumulated other comprehensive income		79,664		406,673	323,398
Retained earnings:
Appropriated		25,372,349		26,462,200	21,043,499
Before appropriations		1,556,815		(2,952,468)	(2,347,887)

Total shareholders’ equity		44,030,732		40,938,940	32,555,817

Long-term liabilities:
Long-term debt, net		10,648,983		15,236,631	12,116,605
Accrual for retirement and severance benefits, net		689,800		877,319	697,669
Reserve for self insurance		109,273		115,268	91,665
Other provisions		242,219		268,755	213,722
Deferred income tax liabilities, net		2,513,867		1,133,239	901,184
Currency swap		—		21,297	16,936
Other long-term liabilities		423,844		401,195	319,041

Total long-term liabilities		14,627,986		18,053,704	14,356,822

Current liabilities:
Trade payables		2,098,630		2,961,375	2,354,970
Other accounts payable		309,592		364,265	289,674
Short-term borrowings		489,999		300,000	238,569
Current portion of long-term debt, net		3,479,974		3,472,579	2,761,494
Income tax payable		—		68,646	54,589
Other current liabilities		605,678		708,666	563,552

Total current liabilities		6,983,873		7,875,531	6,262,848

Total liabilities		21,611,859		25,929,235	20,619,670

Commitments and contingencies
Total shareholders’ equity and liabilities	(Won)	65,642,591	(Won)	66,868,175	$53,175,487

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
OPERATING REVENUES:
Sale of electricity	(Won)	28,953,328	(Won)	31,480,221	$25,033,973
Other operating revenues		30,557		42,162	33,528

		28,983,885		31,522,383	25,067,501

OPERATING EXPENSES
Power generation, transmission and distribution costs		4,645,447		4,704,474	3,741,132
Purchased power		22,724,191		29,107,892	23,147,429
Other operating costs		43,657		59,359	47,204
Selling and administrative expenses		1,240,590		1,309,860	1,041,638

		28,653,885		35,181,585	27,977,403

OPERATING INCOME		330,000		(3,659,202)	(2,909,902)

OTHER INCOME (EXPENSES):
Interest income		82,447		90,590	72,040
Interest expense		(602,489)		(752,366)	(598,303)
Gain on foreign currency transactions and translation, net		(76,919)		(585,373)	(465,506)
Donations		(22,297)		(30,515)	(24,267)
Rental income		167,014		164,807	131,060
Equity income of affiliates, net		1,765,939		(64,944)	(51,645)
Gain on disposal of property, plant and equipment, net		16,117		22,564	17,943
Valuation gain on currency and interest rate swaps, net		2,594		279,379	222,170
Translation gain (loss) on currency and interest rate swaps, net		9,592		(153,139)	(121,780)
Other, net		211,777		181,968	144,706

		1,553,775		(847,029)	(673,582)

INCOME BEFORE INCOME TAX		1,883,775		(4,506,231)	(3,583,484)
INCOME TAX EXPENSE		326,960		(1,553,763)	(1,235,597)

NET INCOME	(Won)	1,556,815	(Won)	(2,952,468)	$(2,347,887)

BASIC EARNINGS PER SHARE		2,504		(4,742)	(3.77)

DILUTED EARNINGS PER SHARE	(Won)	2,461	(Won)	(4,742)	$(3.77)

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED STATEMENT OF DISPOSITION OF DEFICIT (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	(Won)	—	$—
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes		—		—	—
Net income		1,556,815		(2,952,468)	(2,347,887)

Balance at end of year before appropriation		1,556,815		(2,952,468)	(2,347,887)

Transfer from voluntary reserves:
Reserve for business rationalization		—		31,900	25,368
Reserve for business expansion		—		2,920,568	2,322,519

Appropriation of retained earnings:
Reserve for investment in social overhead capital		—		—	—
Reserve for research and human resource development		—		—	—
Reserve for business expansion		1,089,851		—	—
Dividends – 15% on par value at 750 Won per share in 2007		466,964		—	—

		1,556,815		—	—

Unappropriated retained earnings to be carried forward to subsequent year	(Won)	—	(Won)	—	$—

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2007 and 2008

	Korean Won (In millions)
	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
Beginning of January 1, 2007	(Won)	3,207,839	(Won)	14,518,843	(Won)	(796,980)	(Won)	38,892	(Won)	25,993,431	(Won)	42,962,025
Exercise of conversion right		—		(9,903)		—		—		—		(9,903)
Treasury stock exchange of exchangeable bond				—		6,041		—		—		6,041
Changes in treasury stock		—		—		49,114		—		—		49,114
Gain on disposal of treasury stock		—		22,749		—		—		—		22,749
Loss on valuation of available-for-sale securities, net		—		—		—		(3,668)		—		(3,668)
Gain on disposal of subsidiary’s securities		—		59,143		—		—		—		59,143
Equity gain of affiliates		—		—		—		5,301		—		5,301
Equity loss of affiliates		—		—		—		54,604		—		54,604
Directly charged tax effect		—		(34,942)		—		(15,465)		—		(50,407)
Net income		—		—		—		—		1,556,815		1,556,815

Dividends declared		—		—		—		—		(621,082)		(621,082)

Balance at December 31, 2007	(Won)	3,207,839	(Won)	14,555,890	(Won)	(741,825)	(Won)	79,664	(Won)	26,929,164	(Won)	44,030,732

Beginning of January 1, 2008	(Won)	3,207,839	(Won)	14,555,890	(Won)	(741,825)	(Won)	79,664	(Won)	26,929,164	(Won)	44,030,732
Exercise of conversion right		—		—		—		—		—		—
Treasury stock exchange of exchangeable bond		—		(84)		—		—		—		(84)
Changes in treasury stock		—		—		336		—		—		336
Gain on disposal of treasury stock		—		259		—		—		—		259
Loss on valuation of available-for-sale securities, net		—		—		—		(3,501)		—		(3,501)
Gain on disposal of subsidiary’s securities		—		168		—		—		—		168
Equity gain of affiliates		—		—		—		331,713		—		331,713
Equity loss of affiliates		—		—		—		84,270		—		84,270
Directly charged tax effect		—		(48)		—		(85,473)		—		(85,521)
Net income		—		—		—		—		(2,952,468)		(2,952,468)
Dividends declared		—		—		—		—		(466,964)		(466,964)

Balance at December 31, 2008	(Won)	3,207,839	(Won)	14,556,185	(Won)	(741,489)	(Won)	406,673	(Won)	23,509,732	(Won)	40,938,940

Translation into U.S. Dollars (In thousands)		$2,550,965		$11,575,495		$(589,653)		$323,398		$18,695,612		$32,555,817

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,556,815	(Won)	(2,952,468)	$(2,347,887)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,891,759		1,954,298	1,554,114
Property, plant and equipment removal cost		294,734		294,376	234,096
Provision for severance and retirement benefits		159,266		222,218	176,714
Bad debt expense		18,854		19,547	15,545
Interest expense		32,341		32,435	25,793
Gain on foreign currency translation, net		57,783		536,227	426,423
Equity loss (income) of affiliates, net		(1,765,939)		64,944	51,645
Gain on disposal of property, plant and equipment, net		(16,117)		(22,564)	(17,943)
Loss (gain) on disposal of investments		(13,021)		19,688	15,657
Contribution to self-insurance		7,191		7,180	5,710
Contribution to other provisions		33,454		15,152	12,049
Valuation gain on currency and interest rate swaps, net		(2,594)		(279,379)	(222,171)
Transaction loss (gain) on currency and interest rate swaps, net		(9,592)		153,139	121,781
Others		(145,211)		(64,213)	(51,063)

		542,908		2,953,048	2,348,350

Changes in assets and liabilities:
Increase in trade receivables		(239,386)		(170,963)	(135,955)
Increase in other accounts receivable		(4,060)		(87,445)	(69,538)
Decrease in inventories		35,340		109,961	87,444
Increase in deferred income tax assets		(348)		(179,674)	(142,882)
Decrease (Increase) in other current assets		(42,270)		91,865	73,054
Increase in other non-current assets		—		(1,404)	(1,117)
Increase in trade payables		322,037		862,746	686,080
Increase (Decrease) in other accounts payable		(112,240)		54,673	43,477
Increase (Decrease) in income tax payable		(437,741)		68,598	54,551
Increase in other current liabilities		62,923		86,697	68,944
Increase (Decrease) in deferred income tax liabilities		186,430		(1,466,100)	(1,165,885)
Decrease in other long-term liabilities		(8,664)		(660)	(525)
Payment of severance and retirement benefits, net		(29,768)		(37,884)	(30,126)
Increase in severance insurance deposits		(850)		(1,661)	(1,321)
Payment of self-insurance		(1,860)		(1,185)	(942)
Provision for other estimated liabilities		(29,248)		(13,300)	(10,577)
Dividend from equity investments		748,909		826,672	657,393

		449,204		140,936	112,075

Net cash provided by operating activities		2,548,927		141,516	112,538

(Continued)

KOREA ELECTRIC POWER CORPORATION

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited), CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	24,351	(Won)	43,647	$34,709
Additions to property, plant and equipment		(4,030,212)		(4,311,397)	(3,428,547)
Receipt of construction grants		1,042,175		1,115,646	887,193
Proceeds from disposal of investment securities		145,239		1,223	973
Acquisition of investment securities		(311,776)		(41,767)	(33,214)
Collection of loans		29,630		28,226	22,446
Extension of loans		(46,215)		(47,012)	(37,385)
Acquisition of intangible assets		(33,772)		(62,639)	(49,813)
Proceeds from short-term financial instruments		25,000		—	—
Settlement under currency and interest rate swap contracts		485,429		(153,139)	(121,781)
Other, net		313		(39,323)	(31,270)

Net cash used in investing activities		(2,669,838)		(3,466,535)	(2,756,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		282,953		—	—
Proceeds from long-term debt		3,829,716		7,492,901	5,958,569
Proceeds from disposal of corporation own stock fund		58,988		—	—
Repayment of short-term borrowings				(189,999)	(151,023)
Repayment of long-term debt		(3,369,407)		(3,480,931)	(2,768,206)
Dividends paid		(621,218)		(467,076)	(371,432)

Net cash provided by (used in) financing activities		181,032		3,354,895	2,667,908

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		60,121		29,876	23,757

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		129,225		189,346	150,574

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	189,346	(Won)	219,222	$174,331

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: March 18, 2009